Exhibit 21

LIST OF SUBSIDIARIES

Company Name	Place/Date of Incorporation	Issued Capital	Principal Activities
G.U. Asia Limited	Hong Kong	10,000 shares at HKD $1 per share	Operating company for Asia region
G.U. International Limited	Republic of Seychelles	2,000 shares at US$1 per share	Property development & real estate investment in Asia region